Exhibit 4.1

Description of Diamond Offshore Drilling, Inc.’s Securities

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2019, our common stock, par value $0.01 per share, or common stock, was the only class of securities we had registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of certain terms of our common stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, our by-laws and the applicable provisions of the Delaware General Corporation Law, or DGCL. Our certificate of incorporation and our by-laws have been filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. In this summary, references to “our company,” “we,” “us” or “our” refer only to Diamond Offshore Drilling, Inc. and not to our subsidiaries.

General

Our certificate of incorporation provides that we are authorized to issue 525,000,000 shares of capital stock, consisting of 25,000,000 shares of preferred stock, par value $0.01 per share, and 500,000,000 shares of common stock. As of February 7, 2020, we had outstanding an aggregate of approximately 137.7 million shares of our common stock and no shares of our preferred stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Common Stock

The following summary of certain rights of our common stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, our by-laws and the applicable provisions of the DGCL.

Voting Rights

Subject to such preferential rights as may be granted by our Board of Directors in connection with the future issuance of preferred stock, holders of common stock are entitled to one vote for each share held. Such holders are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of common stock or other securities we may issue in the future. Accordingly, the holders of more than 50% in voting power of the shares of common stock voting generally for the election of directors will be able to elect all of our directors.

At February 7, 2020, Loews Corporation beneficially owned approximately 53% of the outstanding shares of our common stock and was in a position to control actions that require the consent of stockholders, including the election of directors, amendment of our certificate of incorporation and any mergers or any sale of substantially all of our assets.

Conversion, Redemption and Preemptive Rights

Holders of shares of common stock have no exchange, conversion or preemptive rights and such shares are not subject to redemption.

Liquidation Rights

Subject to the prior rights, if any, of holders of any outstanding class or series of preferred stock having a preference in relation to the common stock as to distributions upon the dissolution, liquidation and winding-up of our company, holders of shares of common stock are entitled to share ratably in all assets of our company that remain after payment in full of all of our debts and liabilities.

Dividends

Subject to the prior rights, if any, of holders of any outstanding class or series of preferred stock having a preference in relation to the common stock as to dividends, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors from time to time out of funds and other property legally available therefor.

Preferred Stock

The following description of certain general terms of the preferred stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, the applicable provisions of the DGCL and the certificate of designations that relates to the particular series of preferred stock.

Our Board of Directors is authorized, without action by the holders of our common stock, to issue up to 25,000,000 shares of preferred stock in one or more series. Prior to issuance of shares of each series, our Board of Directors is required by the DGCL and our certificate of incorporation to adopt resolutions and file a certificate of designations with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to:

•	dividend rights;
•	dividend rate or rates;
•	conversion rights;
•	voting rights;
•	rights and terms of redemption (including sinking fund provisions);
•	the redemption price or prices; and
•	the liquidation preferences as are permitted by the DGCL.

Our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-current market price of such shares.

Subject to limitations prescribed by the DGCL, our Board of Directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our Board of Directors or duly authorized committee thereof.

Anti-Takeover Considerations

The DGCL, our certificate of incorporation and our by-laws contain provisions which could serve to discourage or to make more difficult a change in control of our company without the support of our Board of Directors or without meeting various other conditions. In addition, although our Board of Directors has no intention at the present time of doing so, it could issue common stock, warrants or a series of preferred stock that could, depending on the terms of such securities, impede the completion of a merger, tender offer or other takeover attempt. Our Board of Directors will make any determination whether to issue such shares based on its judgment as to the best interests of our company and our stockholders. Our Board of Directors, in so acting, could issue securities having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over the then-current market price of the stock.

Extraordinary Corporate Transactions

Delaware law provides that the holders of a majority of the shares entitled to vote must approve any fundamental corporate transactions such as mergers, sales of all or substantially all of a corporation’s assets, dissolutions, etc. At February 7, 2020, Loews Corporation beneficially owned approximately 53% of the outstanding shares of our common stock and was in a position to control actions that require the consent of stockholders.

State Anti-Takeover Legislation

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business transaction with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66-2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

Under Section 203, the restrictions described above would not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving our company and a person who had not been an interested stockholder during the preceding three years, or who became an interested stockholder with the approval of our Board of Directors, and which transactions are approved or not opposed by a majority of the members of our Board of Directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed such directors by a majority of such directors. Section 203 does not apply to Loews Corporation because it has been more than three years since Loews Corporation became an interested stockholder.

Rights of Dissenting Stockholders

Delaware law does not afford appraisal rights in a merger transaction to holders of shares that are either listed on a national securities exchange or held of record by more than 2,000 holders, provided that such shares will be converted into stock of the surviving corporation or another corporation, which corporation in either case must also be listed on a national securities exchange or held of record by more than 2,000 holders. In addition, Delaware law denies appraisal rights to stockholders of the surviving corporation in a merger if the surviving corporation’s stockholders were not required to approve the merger.

Stockholder Action

Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. Our certificate of incorporation does not provide otherwise and thus permits action by written consent.

Meetings of Stockholders

Our by-laws provide that special meetings of the stockholders may only be called by order of a majority of the entire board of directors or by the chairman of the board of directors or by the president of our company, and shall be held at such date and time, within or without the State of Delaware, as may be specified in such order.

Cumulative Voting

Delaware law permits stockholders to cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. Our certificate of incorporation does not authorize cumulative voting.

Removal of Directors

Delaware law provides that, except in the case of a classified board of directors or where cumulative voting applies, a director, or the entire board of directors, of a corporation may be removed, with or without cause, by the affirmative vote of a majority of the shares of the corporation entitled to vote at an election of directors.

Our by-laws provide that, subject to the rights of the holders of any series of preferred stock or other class of capital stock (other than common stock) then outstanding, any director may be removed from office at any time, with or without cause, by the affirmative vote of a majority in voting power of the outstanding shares entitled to vote at an election of directors.

Vacancies

Delaware law provides that vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, unless the governing documents of a corporation provide otherwise.

Our by-laws provide that vacancies on the board of directors, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and any directors so chosen shall hold office until their successors are elected and qualified.

No Preemptive Rights

Holders of our common stock do not have any preemptive rights to subscribe for any additional shares of capital stock or other obligations convertible into or exercisable for shares of capital stock that we may issue in the future.

Exchange Listing

Our common stock is listed on the New York Stock Exchange and trades under the symbol “DO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareowner Services LLC, P.O. Box 505000, Louisville, Kentucky 40233-5000.